Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Basha Holdings, LLC
32 Ave of the Americas, 19th Floor
New York, NY 10013
quitequila.com

Up to $1,069,995.72 in Class D Units at $6.68
Minimum Target Amount: $9,999.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Basha Holdings, LLC
Address: 32 Ave of the Americas, 19th Floor, New York, NY 10013
State of Incorporation: DE
Date Incorporated: March 18, 2011

Terms:

Equity

Offering Minimum: $9,999.96 | 1,497 shares of Class D Units
Offering Maximum: $1,069,995.72 | 160,179 shares of Class D Units
Type of Security Offered: Class D Units
Purchase Price of Security Offered: $6.68
Minimum Investment Amount (per investor): $487.64

**Maximum number of units offered subject to adjustment for bonus units. See bonus info below.*

<u>Investment Incentives* ^</u>

Time Based

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

Amount Based

Tier 1: $1,000 Perk: complimentary bottle of QUI platinum

Tier 2: $2,500 Perk: complimentary bottle of QUI Select

Tier 3: $7,500 Perk: complimentary bottle of QUI Rare 2009 Founders Reserve + 10% bonus units

**All perks occur when offering is complete.*

^ Subject to Inventory avaliability in your market.

<u>The 10% Bonus for StartEngine Shareholders</u>

Basha Holdings, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class D Units at $6.45 per unit, you will receive 110 unit of Class D Units, meaning you'll own 110 units for $645. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Basha Holdings, LLC is a trademark holding company that owns the trademark "QUI Tequila" and all intellectual property associated with the QUI Tequila brand. QUI Tequila is a luxury tequila that launched in 2012 and is currently distributed at premiere retailers in New York, New Jersey, Texas, California, and Florida. Major retailers include BevMo, Total Wine, Twin Liquors, Specs, Goody Goody and retailers at Costco. Additionally, QUI Tequila has been featured at Nobu restaurants.

Since launching, QUI Tequila has received numerous awards and recognitions as one of the best sipping tequilas by publications including the Wall Street Journal, Bloomberg, Men's Journal, Robb Report, and Forbes.

Ahwak, LLC is the only importer of QUI Tequila and sells QUI Tequila to distributors across the country. Pete Girgis who is the co-founder and president of Basha Holdings, LLC is the sole owner of Ahwak, LLC, which results in a degree of common control between the two entities. The issuer has provided consolidated financial statements of these two entities to accurately reflect the sales of the brand. All sales revenue flows to Ahwak, LLC, who pays an annual royalty of $100,000 to Basha Holdings, LLC for use of the trademark and intellectual property related to QUI Tequila. By investing in this offering, you are investing in the brand holding company, Basha Holdings, LLC, which would be the entity that would be acquired in the event of an exit or sale of the brand. Basha Holdings, LLC has the right to terminate its' relationship with Ahwak, LLC as importer of record at anytime and appoint a new importer if it deems it is in the best interest of the company.

Competitors and Industry

The size of the U.S. spirits market was $29 billion in 2019 (Source: Distilled Spirits Council of the United States). Of that, Tequila/Mezcal segment accounted for $3.4 billion in sales (Source: Forbes). Super Premium Tequila is a $1.5 billion industry (Source: Forbes). Extra Añejo is the fastest growing segment in tequila (Source: Patron).

Officially classified as a form of tequila in 2006, Extra Añejo tequila ("extra aged") is the most aged form available at 3+ years. The longer spirits are aged, the higher price point the liquid commands, regardless of brand price positioning (i.e. value, premium, high-end premium, or super premium). Extra Añejo tequilas are generally priced at an average of $200+ per bottle. QUI has a unique selling proposition, offering its Platinum product a filtered extra-añejo at $79.99 retail.

The Company has several major competitors in the ultra premium tequila market. Some of the top competitors in our industry include: Don Julio and Clase Azul. Don Julio 1942 is the industry leader and the Company's primary competition in the aged tequila category. Clase Azul also owns significant market share in the ultra premium tequila category. In the broader Tequila market some competitiors include: Teramana, 818, Casamigos, Patron, Herradura.

Current Stage and Roadmap

QUI Tequila set out to make aged tequila accessible. Upon launching, QUI was awarded Gold Medal in the Spirits of the Americas competition. Since then, QUI has received distribution at premiere bars and restaurants including Nobu restaurants.

Currently, QUI has become a top premium tequila brand at influential retailers as well as bars and restaurants in our current markets including BevMo in California, WB Liquors at Costco in Texas, Twin Liquors (Texas), Specs Liquor (Texas), and Total Wine & More. Additionally, QUI has built relationships with strategic bar and restaurant accounts in New York and Los Angeles, including Nobu, West Hollywood Edition. Over the next 36 months, QUI intends to continue to grow its points of distrubition since inception from 1,500 to a goal of 5,000.

Recently, QUI launched it's newest SKU - QUI Select, a one of a kind 7 year extra añejo tequila.

QUI intends to also launch new product sizes including 50ml and 375ml bottles to enable consumer trial.

Lastly, QUI intends increase sell-through at points of distribtion since inception by further investing in digital marketing to build brand awareness and increase repeat customer rate.

The Team

Managers

Name: Peter Girgis

Peter Girgis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, President, and Director of Business Development
  Dates of Service: March 18, 2011 - Present
  Responsibilities: Day to day responsibilities include sales and marketing, operations, legal and regulatory. Salary is $180,000 per year.

Name: Medhat Ibrahim

Medhat Ibrahim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, and Chairman
  Dates of Service: March 18, 2011 - Present
  Responsibilities: Oversee all operations and strategic decision making regarding QUI tequila. Key roles include business development, sales, strategic partnerships, logistics and operations. Salary is $240,000 per year.

Other business experience in the past three years:

- **Employer:** West Village Oasis, LLC
  Title: Investor
  Dates of Service: July 04, 2006 - Present
  Responsibilities: Overseeing Investment

Other business experience in the past three years:

- **Employer:** 140 Charles Oasis
  Title: Investor
  Dates of Service: July 04, 2006 - Present
  Responsibilities: Overseeing Investment

Name: Mike Keriakos

Mike Keriakos's current primary role is with Curacity Inc.. Mike Keriakos currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Secretary
  Dates of Service: May 01, 2012 - Present
  Responsibilities: Mike is responsible for overseeing corporate strategy and an advisor to the CEO & President. Salary $60,000 per year.

Other business experience in the past three years:

- **Employer:** Curacity Inc.
  Title: Co-Founder & CEO
  Dates of Service: September 01, 2015 - Present
  Responsibilities: Managing the company.

Other business experience in the past three years:

- **Employer:** Entrepreneurs Roundtable Accelerator
  Title: Venture Partner
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Responsibilities related to being a venture partner.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the membership units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet projections. There can be no assurance that the Company will be able to find sufficient demand for product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class D Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class D Units in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Class D Units. Interest on debt securities could increase costs and negatively impact operating results. Other classes of units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of other units could be more advantageous to those investors than to the holders of Class D Units, and include for example, preferred returns and distribution preferences. In addition, if we need to raise more equity capital from the sale of Class D Units, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit, for example, preferred returns and distribution preferences.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class D Units that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore, must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your

investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

International Business Risk

Our product is primarily imported to the United States from Mexico and is subject to all of the import rules and regulations agreed upon by the two nations. These rules are subject to change and are outside the control of the company.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business

Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that alcoholic beverage manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of alcoholic beverages. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell alcoholic beverage products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting alcoholic beverage products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of alcoholic beverage products is subject to extensive taxation, including, but not limited to, import taxes. An increase in taxes could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of alcoholic beverages.

Regulatory requirements are cumbersome and expensive.
Each state in the United States has stringent government regulations controlling the marketing, sale, and distribution of alcoholic beverages. We may be required to obtain permits, licenses, or obtain approval from-and to pay fees, taxes, or duties to-a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market and sell our products and operate efficiently

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

We depend on independent wholesale distributors to distribute our products. The failure to maintain such relationships or our inability to enter into relationships with other distributors, or the failure of our distributors to adequately distribute our products within their territories could harm our sales
We are required by law to use state licensed distributors and state-owned agencies to

sell our alcoholic products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in Nevada and Colorado; however, failure to maintain those relationships, our inability to enter agreements with other distributors, or the failure of our distributors to adequately distribute our products within their territories, could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several alcohol distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our liquor could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our distributors will purchase our products, commit sufficient time and resources to promote and market our brand and products, or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, and we may be unable to achieve our business objectives.

We face substantial competition in our industry and many factors may prevent us from competing successfully

The US high end tequila industry is dominated by large tequila companies such as Clase Azul Tequila, Casa Amigos and Don Julio. We compete on the basis of product taste and quality, brand image, price, service and ability to innovate in response to consumer preferences. We believe that we are well positioned to capture market share, however, it is possible that our competitors may either respond to industry conditions or consumer trends more rapidly or effectively or resort to price competition to sustain market share, which could adversely affect our sales and profitability. In addition, many of our current competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel, and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to marketing and selling competitive products.

If our brand does not achieve widespread consumer acceptance, our growth may be limited.

Our brand is early in its growth cycle and has not yet achieved extensive brand recognition. Accordingly, if consumers do not accept our brand, we will not be able to penetrate our markets and our growth may be limited.

We depend on a third party supplier in Mexico to manufacture our tequila. Failure to maintain satisfactory performance from such supplier, could result in the loss of your investment.

We depend on a third party manufacturer in Mexico to manufacture and bottle our tequila. The termination of this agreement or an adverse change in the terms of such agreement could have a negative impact on our business. If our supplier increases its prices we may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our supplier's failure to perform satisfactorily, handle increased orders, or timely ship and deliver products, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations.

Our success is highly correlated to general economic conditions.
Demand for high end alcoholic products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States, may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Because our Tequila is manufactured in Mexico, our operating costs may be subject to fluctuations in foreign currency exchange rates. If the U.S. dollar weakens against the Mexican Peso, the U.S. dollar equivalent of such expenses would increase. We can provide no assurances that we will not experience losses arising from currency fluctuations in the future, which could be significant.

The Financial Statements and Management Discussion and Analysis present consolidated data of both Ahwak, LLC and Basha Holdings.
The financial statements included in this offering circular are consolidated financial statements for both Basha Holdings LLC and it's exclusive importer Ahwak, LLC. They therefore, include the consolidated revenues and expenses, and otherwise reflect the consolidated financial performance, of both entities. Investors are purchasing only ownership interests in Basha Holdings, LLC, the entity which owns the brand. Basha's revenue consists primarily of a licensing fee paid by Ahawk to Basha in the amount of

$100,000 per year. Such licensing fee constitutes a very small portion of the consolidated revenue of both entities as reflected in the consolidated financial statements. Investors are not likely to receive any return on their investment, unless there is a sale of the brand.

Ongoing Covid-19 Concerns
Covid-19 has impacted and may continue to impact operations of the business, including but not limited to: consumer's ability to visit bars/restaurants; our ability to market the brand; impact on supply chain including costs and ability to source liquid, other raw materials and transportation. While 2021 numbers have not been finalized, total sales are expected to be down due to supply chain and liquidity challenges stemming from Covid-19.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Mike Keriakos	1,000,000	Class A Units	18.24
Mike Keriakos	103,807	Class B Units	18.24
Mike Keriakos	125,290	Class C Units	18.24

The Company's Securities

The Company has authorized Class A Units, Class B Units, Class C Units, and Class D Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 160,179 of Class D Units.

Class A Units

The amount of security authorized is 4,419,585 with a total of 4,181,697 outstanding.

Voting Rights

1 vote per unit.

Material Rights

The total amount outstanding includes 658,748 units to be issued pursuant to options issued.

The total amount outstanding includes 462,112 units to be issued pursuant to options, reserved but unissued.

The holders of Class A Units, Class B Units and Class C Units (the "Voting Members"), may not transfer any Class A Units, Class B Units or Class C Units (collectively, "Voting Units") without the prior consent of the Management Committee. If any Voting Member proposes to transfer any Voting Units and the Management Committee consents to such transfer, the Company shall have a primary right of first refusal, and the remaining Voting Members, shall have a secondary right of first refusal to purchase such Voting Units. If any such Voting Units are not purchased by the Voting Members, and are thereafter to be sold to the proposed transferee, each of the other Voting Members, may participate in such sale on a pro rata basis. The holders of all Units, regardless of Class, shall be required to sell their Units or otherwise consent, to certain transactions approved by the holders of the Voting Members that would result in a change of control of the Company or the sale of substantially all of its assets. The Voting Members have certain preemptive rights to participate in future securities offerings of the Company.

Class B Units

The amount of security authorized is 977,593 with a total of 977,593 outstanding.

Voting Rights

1 vote per unit.

Material Rights

The holders of Class A Units, Class B Units and Class C Units (the "Voting Members"), may not transfer any Class A Units, Class B Units or Class C Units (collectively, "Voting Units") without the prior consent of the Management Committee. If any Voting Member proposes to transfer any Voting Units and the Management Committee consents to such transfer, the Company shall have a primary right of first refusal, and the remaining Voting Members, shall have a secondary right of first refusal to purchase such Voting Units. If any such Voting Units are not purchased by the Voting Members, and are thereafter to be sold to the proposed transferee, each of the other Voting Members, may participate in such sale on a pro rata basis. The holders of all Units, regardless of Class, shall be required to sell their Units or otherwise consent, to certain transactions approved by the holders of the Voting Members that would result in a change of control of the Company or the sale of substantially all of its assets. The Voting Members have certain preemptive rights to participate in future securities offerings of the Company.

Class C Units

The amount of security authorized is 1,578,841 with a total of 1,578,841 outstanding.

Voting Rights

1 vote per unit.

Material Rights

The holders of Class A Units, Class B Units and Class C Units (the "Voting Members"), may not transfer any Class A Units, Class B Units or Class C Units (collectively, "Voting Units") without the prior consent of the Management Committee. If any Voting Member proposes to transfer any Voting Units and the Management Committee consents to such transfer, the Company shall have a primary right of first refusal, and the remaining Voting Members, shall have a secondary right of first refusal to purchase such Voting Units. If any such Voting Units are not purchased by the Voting Members, and are thereafter to be sold to the proposed transferee, each of the other Voting Members, may participate in such sale on a pro rata basis. The holders of all Units, regardless of Class, shall be required to sell their Units or otherwise consent, to certain transactions approved by the holders of the Voting Members that would result in a change of control of the Company or the sale of substantially all of its assets. The Voting Members have certain preemptive rights to participate in future securities offerings of the Company.

Class D Units

The amount of security authorized is 200,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class D Units.

Material Rights

The holders of Class D Units shall be required to sell their Class D Units in connection with, or otherwise consent to, certain transactions approved by the holders of the Voting Members that would result in a change of control of the Company or the sale of substantially all of its assets.

What it means to be a minority holder

As a minority holder of Class D Units of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.
If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class C Units
  Type of security sold: Equity
  Final amount sold: $393,667.00
  Number of Securities Sold: 68,584
  Use of proceeds: Operational Expenses & Inventory
  Date: April 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class C Units
  Type of security sold: Equity
  Final amount sold: $2,603,914.13
  Number of Securities Sold: 595,379
  Use of proceeds: Operational Expenses & Inventory
  Date: August 16, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Full-year ended December 31, 2020, compared to full-year ended December 31 2019

Revenue

Revenue for 2020 was $3,977,801, a 154% increase compared to 2019 revenue of $2,581,679. 2020 results grew as a result of increased demand and successful introduction of our newest product QUI Rare. Investment in online marketing helped drive sales to our retailers. This performance was partially offset by a decline in sales at certain brick and mortar retailers that were reliant on sampling events as well as a decrease in on-premise bars/restaurant sales, both attributable to Covid-19.

Cost of Sales

Cost of sales in 2020 was $1,392,890, an increase of approximately 46%, from costs of $956,134 in 2019. This increase in cost of goods sold was consistent with increased sales volume.

Gross Margins

Gross margins in 2020 increased approximately 65% from 2019. In the long term, we expect gross margins to continue to increase due to economies of scale. However, in the short term, gross margins may be impacted due to shipping, liquid, and other supply chain cost increases stemming from Covid-19.

Expenses

Expenses in 2020 decreased to $3,122,307 from $3,179,334 in 2019. This was primarily due to a decrease in sampling/tasting events and a reduction in payroll as a result of Covid-19. We expect expenses to increase as sampling events resume, and we open new markets and continue to invest in marketing activities to grow the brand.

Historical results and cash flows:

Our historical results and cash flows are reflective of a brand in early stages of growth. We do not expect it to be indicative of what investors should expect. As the Company expands, we anticipate higher revenues as we continue to open additional points of distribution, develop new products, and increase brand awareness. The Company anticipates sales and marketing expenses to increase substantially as proceeds of this financing are put to use and revenues are re-invested in brand development.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To date, the Company has been been funded by founders and investors. The Company currently has a revolving line of credit with Jefferson Bank for a maximum amount of $250,000. From time to time, the Company has also received loans from investors and other individuals for the purpose of Purchase Order Financing.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will be of critical importance to increasing growth of the brand in 2022. The Company may also engage in other equity and non-equity financing to support the growth of the brand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 65% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of $1,069,999.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

To date, the Company has been in operation for approximately 9 years. The Company anticipates operating for at least another year if the minimum is raised, based on other sources of capital.

This is based on a current approximate monthly burn rate of $185,000 for expenses related to marketing and contractors ($54,000), freight and delivery ($11,000), insurance, utilities and other expenses ($30,000), inventory ($50,000), and salaries ($40,000).

How long will you be able to operate the company if you raise your maximum funding goal?

Company anticipates being able to operate for an additional 24 months if the maximum funding goal is raised. The Company anticipates a more rapid cash burn associated with additional funding and scaling operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Future sources of capital available to the Company include raises from private equity, strategic investors, additional working capital loans, and increased lines of credit.

Indebtedness

- **Creditor:** Jefferson Bank
  Amount Owed: $250,000.00
  Interest Rate: 4.25%
  Maturity Date: August 19, 2022

- **Creditor:** Founders
  Amount Owed: $637,167.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

- **Creditor:** Other Notes Payable
  Amount Owed: $1,017,697.00
  Interest Rate: 12.0%
  Maturity Date: December 31, 2021

- **Creditor:** SBA (EIDL Loan)
  Amount Owed: $267,900.00
  Interest Rate: 3.75%
  Maturity Date: October 01, 2051

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $45,010,715.08

Valuation Details:

Basha Holdings, LLC determined its pre-money valuation based on the following:

QUI Tequila is a brand that has successfully been in market since 2012 with a proven track record. QUI has successfully demonstrated proof of concept with over 1,000 points of distribution since inception and over 10,000 customers online who have purchased the product.

Recent public transactions include Casamigos Tequila, which was valued at $1 billion in its acquisition by Diageo. Multiples in the luxury tequila category have are typically based on a revenue multiple of 10x to 20x for luxury tequila brands with tremendous white space for an acquiror. Casamigos was acquired for a 20x sales multiple. Here, QUI's valuation is based on a 12x sales multiple of 2020 sales.

Other tequila brands on the StartEngine platform that are pre-revenue or $100,000 in revenue have raised capital in excess of a $10 million valuation.

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and any units reserved for issuance under an equity incentive plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  50.0%
  Accounting expenses, distributor fees, legal fees, and miscellaneous fees.

- *Inventory*
  46.5%
  Includes acquiring aged tequila and tequila at younger stages in the lifecycle for innovative new product releases.

If we raise the over allotment amount of $1,069,995.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Creating brand awareness and brand engagement through digital marketing, in-store samplings, high profile events, and activations at top accounts nationally. Digital marketing includes partnerships, paid media, email marketing, and owned media.

- *Working Capital*
  15.0%
  The cash cycle of a spirits business can often extend several months from the time raw materials are purchased to the time the final customer pays for their product. Capital from this financing will be used to fund the business from the time goods are sold until they are paid for.

- *Company Employment*
  21.5%
  Paying management and new hires including Controller/CFO. Additionally, we anticipate hiring sales reps in key markets.

- *Inventory*
  20.0%

Includes acquiring aged tequila and tequila at younger stages in the lifecycle for innovative new product releases.

- *Operations*
  10.0%
  Includes accounting expenses, distributor fees, legal fees, and miscellaneous fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at quitequila.com (Investor Page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/qui-tequila

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Basha Holdings, LLC

[See attached]

BASHA HOLDINGS, LLC

AHWAK, LLC

(Delaware limited liability companies)

Unaudited Combined Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 9, 2021

To: Board of Directors, BASHA HOLDINGS, LLC and AHWAK, LLC

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying combined financial statements of BASHA HOLDINGS, LLC and AHWAK, LLC (collectively, the "Company"), which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of operations, changes in members' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the combined financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

BASHA HOLDINGS, LLC and AHWAK, LLC
COMBINED BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 49,223	$ 373,482
Accounts receivable	487,010	0
Inventories	194,024	206,212
Other current assets	90,464	106,003
Total current assets	820,721	685,697
Fixed assets, net	0	866
Other non-current assets including product development	1,629,086	1,024,668
Total Assets	$ 2,449,807	$ 1,711,231
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Short-term debt	$ 244,717	$ 67,866
Other current liabilities	290,186	95,241
Total Current Liabilities	534,903	163,107
Long-term liabilities	2,009,547	1,902,539
Total Liabilities	2,544,450	2,065,646
MEMBERS' EQUITY		
Members' capital	6,487,873	5,600,427
Retained deficit	(6,582,520)	(5,954,842)
Total Members' Deficit	(94,647)	(354,415)
Total Liabilities and Members' Equity	$ 2,449,807	$ 1,711,231

BASHA HOLDINGS, LLC and AHWAK, LLC
COMBINED STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 3,977,801	$ 2,581,679
Cost of goods sold	1,392,890	956,134
Gross profit	2,584,911	1,625,545
Operating expenses		
Marketing	2,055,369	1,638,494
Payroll and management	532,938	808,136
Other general and administrative	534,001	732,704
Total operating expenses	3,122,307	3,179,334
Net Operating Income (Loss)	(537,396)	(1,553,789)
Interest (expense)	(90,286)	(59,481)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (627,682)	$ (1,613,270)

BASHA HOLDINGS, LLC and AHWAK, LLC
COMBINED STATEMENT OF CHANGES TO MEMBERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	SAFE instruments ($)	Accumulated Deficit	Members' Equity
Balance as of January 1, 2019	**$ 4,956,761**	**$ (4,341,572)**	**$ (615,189)**
Issuance of securities	643,666		643,666
Net Income (Loss)		(1,613,270)	(1,613,270)
Balance as of December 31, 2019	**$ 5,600,427**	**$ (5,954,842)**	**$ (354,415)**
Issuance of securities	887,446		887,446
Net Income (Loss)		(627,682)	(627,682)
Balance as of December 31, 2020	**$ 6,487,873**	**$ (6,582,520)**	**$ (94,647)**

BASHA HOLDINGS, LLC AND AHWAK, LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (627,682)	$ (1,613,270)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Add back depreciation	866	0
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(487,010)	0
(Increase) Decrease in inventories	12,188	(63,087)
(Increase) Decrease in other current assets	15,539	(20,664)
Increase (Decrease) in other current liabilities	194,945	(16,003)
Net cash used in operating activities	(891,154)	(1,713,024)
Investing Activities		
Expenditures on non-current assets	(604,418)	(589,947)
Net cash used in investing activities	(604,418)	(589,947)
Financing Activities		
Capital transactions	887,446	643,666
Proceeds from issuance of liabilities	283,867	1,361,578
Net change in cash from financing activities	1,171,313	2,005,244
Net change in cash and cash equivalents	(324,259)	(297,727)
Cash and cash equivalents at beginning of period	373,482	671,209
Cash and cash equivalents at end of period	$ 49,223	$ 373,482

NOTE 1 – NATURE OF OPERATIONS

BASHA HOLDINGS, LLC and AHWAK, LLC (which may collectively be referred to as the "Company", "we," "us," or "our") are limited liability companies formed under the laws of Delaware on March 18, 2011 and January 22, 2013, respectively. The Company imports and sells branded tequila beverages.

Since inception, the Company has relied on issuing securities and loans to fund its operations alongside the revenue producing activities of the Company. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Basis for Combination
Due to the common ownership of Basha Holdings, LLC and Ahwak, LLC, the financial results of the two companies have been combined and material intercompany transactions between the two companies have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $49,223 and $373,482 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $0 and $866 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as the finished goods are sold to third-party consumers.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Inventories
The Company maintains inventory on a lower of cost or market and makes periodic allowances for obsolescence, shrinkage and breakage when applicable.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in before 2018 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's primary obligations relate to loans made to the Company totaling $2,254,264 and $1,970,405 as of December 31, 2020 and 2019, respectively. These loans as of December 31, 2020 and 2019 as follows, respectively:

(1) Deferred compensation of $637,167 and $637,167;
(2) Line of credit of $250,000 and $250,000;
(3) Paycheck Protection Program ("PPP") of $81,500 and $0;
(4) Economic Injury Disaster Loans of $267,900 and $0; and
(5) Other notes payable of $1,017,697 and $1,083,238, respectively.

Under the principals of the CARES Act of 2017, the balance of the PPP loans may be forgiven if the Company meets certain spending thresholds on payroll. The Company expects to meet those targets.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its company income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any actual or threatened litigation.

NOTE 7 – EQUITY

As limited liability companies, the Company issues membership interests rather than shares of corporate stock. The Company has issued options for the holders to acquire up to 10.5 percent of the membership of the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is not aware of any related-party transactions outside the normal scope of business that would have a material impact on these financial statements aside from the deferral of compensation and other miscellaneous advances.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition, supply chain or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through November 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

QUI Tequila

Taste the Unseen



Website | New York, NY | FOOD & BEVERAGE

QUI Tequila is a luxury tequila brand exclusively focused on one of a kind beautiful aged tequilas. QUI Platinum is a crystal-clear extra añejo tequila. Winner Gold Medal at the Spirits of the Americas Competition.

$615,236 raised

165 Investors	$45M Valuation
$6.68 Price per Share	$487.64 Min. Investment
Units Security Type	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 4 | Comments | Follow

Reasons to Invest

- Proven successful playbook with track record
- One of the most awarded brands in market
- Tequila category is on fire, led by ultra-premium

Basha Holdings, Inc. is the trademark holding company that owns the trademark "QUI Tequila" and all intellectual property associated with that brand. Ahwak, LLC is the only importer of QUI Tequila and sells it to distributors across the country. Pete Girgis who is the co-founder and president of Basha Holdings, LLC is the sole owner of Ahwak, LLC, which results in a degree of common control between the two entities. The issuer has provided consolidated financial statements of these two entities to accurately reflect the sales of the brand. All sales revenue flows to Ahwak, LLC, who pays an annual royalty of $100,000 to Basha Holdings, LLC for use of the trademark and intellectual property related to QUI Tequila. By investing in this offering, you are investing in the brand holding company, Basha Holdings, LLC, which would be the entity that would be acquired in the event of an exit or sale of the brand.

THE PROBLEM

Fine luxury aged tequilas are not accessible to most consumers

CEO and Cofounder, Medhat Ibrahim, a New York City hospitality veteran had spent years traveling throughout Mexico and fell in love with fine aged tequilas. As a hospitality tastemaker, he made several observations that left him frustrated:

The offerings in the US market were all similarly geared towards the male consumer, and there was a lack of true luxury experiences in the category.


Created With Female Consumers in Mind
QUI PLATINUM
EXTRA AÑEJO TEQUILA
AGED 3 YEARS


Target: Male Focus
Celebrity owned: Dwayne Johnson
Teremana Blanco Tequila
Target: Male Focus
Celebrity owned: George Clooney
Casamigos Anejo Tequila
Target: Male Focus
Celebrity owned: LeBron James
Lobos 1707 Extra Anejo Tequila
Target: Male Focus
Celebrity owned: Michael Jordan
Cincoro Extra Anejo Tequila

Rewards

Get rewarded for investing more into QUI Tequila:

$487+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+
Investment
Tier 1 - $1000+
Invest $1000+, and receive a complimentary bottle of QUI platinum

$2,500+
Investment
Tier 2 - $2500+
Invest $2,500+ and receive a complimentary bottle of QUI Select

$7,500+
Investment
Tier 3 - $7500+
Invest $7500+ and receive a complimentary bottle of Qui Rare 2009 Founders Reserve +10% bonus units

The finest aged tequilas - the rare extra añejo were typically selling for several hundred dollars a bottle and were not a focus for most brands who focused on the unaged blanco and reposado tequilas that were faster and less expensive to produce.



QUI PLATINUM
EXTRA AÑEJO TEQUILA
AGED 3 YEARS
$59.99
Herradura Seleccion Suprema Tequila
AGED 3 YEARS
$279.99
Don Julio Real Tequila
AGED 3 YEARS
$419.99
Patron Tequila Burdeos Anejo
AGED 3 YEARS
$549.99
Cincoro Extra Anejo Tequila
AGED 3 YEARS
$1,499.99
Clase Azul Ultra Tequila
AGED 3 YEARS
$1,799.99

THE SOLUTION

We are QUI Tequila, a New York-based brand, founded by Medhat Ibrahim, Mike Keriakos & Pete Girgis. QUI was inspired to create a one-of-a-kind luxurious sipping tequila experience that can be enjoyed by all but with the female consumer in mind. We set out to democratize the finest aged tequilas that traditionally had retailed for several hundred dollars a bottle. Following in the footsteps of whiskey, we are confident that tequila consumers will migrate into fine aged and artisanal tequila. We will own this space and cement it with constant innovation.



QUI
PLATINUM
EXTRA AÑEJO
TEQUILA
QUI was inspired to create a one-of-a-kind luxurious sipping tequila experience that can be enjoyed by all but with the female consumer in mind.

Up until this point, we have been establishing proof of concept and achieving strategic distribution at premiere accounts in the country. We are currently entering a growth phase where we plan to begin expanding distribution on a national and international scale.


QUI is now ready to enter its next phase of growth on a larger scale
Increase points of distribution
Increase marketing efforts
Leveraging the tremendous amount of press and awards

THE PRODUCT

The finest extra añejo tequila

QUI is unique in the world of tequila, as one of the first true luxury experiences. QUI solely creates award winning beautiful aged tequila - specifically the rare and highly coveted extra añejo tequilas. While most tequila brands focus on the clear un-aged blanco tequila, reposado and añejo, we exclusively produce extra-añejo tequila, the highest-end aged tequila. Our specialization in this niche has allowed us to democratize the category, with an accessible entry point.


QUI solely creates award winning beautiful aged tequila - specifically the rare and highly coveted extra añejo tequilas.

Our core offering, QUI Platinum extra anejo tequila ($60 retail) is a product that has been aged for over three years in French Bordeaux and Tennessee Whiskey barrels. After aging, QUI undergoes a unique filtration process that not only provides the flavor and character from aging, but an incredibly smooth finish. This proprietary process makes QUI a crystal clear tequila.

QUI has been named winner of competitions such as “Spirits of the Americas” and “San Francisco World Spirits Competition.”

Recently, QUI has launched additional one-of-a-kind aged tequilas including QUI Rare - a limited edition 12 year extra añejo ($400 retail) called by Men’s Journal as the smoothest tequila they have ever tasted.

QUI released its third product, QUI Select - a 7 year traditional extra anejo tequila ($179 retail).

With more than 25 years of experience in the hospitality industry, CEO Medhat Ibrahim’s vision is to cement ownership of the aged tequila category on a national and international level. Creating a true luxury offering with presence at premiere accounts in cosmopolitan cities across the world. Positioned at the epicenter of the fastest growing segment within the hottest spirit category, QUI is dedicated to pioneering the next generation of luxury tequilas.

National recognition & premiere distribution

QUI Tequila has been featured as one of the best sipping tequilas in publications such as Forbes, Men's Journal, Wall Street Journal, Robb Report, Town & Country Magazine, Liquor.com, and Complex Magazine. We've also been featured numerous times in magazines such as US Weekly and Vogue, with various celebrities enjoying the product.

QUI has also received premiere placements around the country including every Nobu in the US, Bowery Hotel, Chateau Marmont, Standard Hotel, and Madison Square Garden. We have also been featured in top retailers like BevMo, Twin Liquors, Specs, Total Wine, and Costco, and our extra añejo won the Gold Medal at the Spirits of the Americas competition.

Not owned by a celebrity, but loved by celebrities

While today, it feels like every new brand to market is a celebrity brand, for QUI Tequila - it's our liquid that's the celebrity. Through organic reach however, QUI has become loved by the who's who in Fashion, Film & Music with a number of mentions of celebrities enjoying QUI in Vogue, Hollywood Reporter & US Weekly.

OUR TRACTION

While most brands after 8 years have launched nationally, QUI has taken a controlled growth approach. Carefully opening new markets, and strategic points of distribution within those markets. We have focused on deep sell-through at these points of distribution and developed a winning playbook for doing so which includes digital marketing, staff education, and our unique liquid-to-lips sampling program to drive velocity. When entering a new market, we've focused on a mix of retail and bars & restaurants and establishing proof of concept.


With this round of financing, we plan to:
Grow our points of distribution
Continue to innovate
Drive further brand awareness

To date, these channels have driven over $17 million in sales across only 4 states.


Generated over
$17 million
since launch
"Best Sipping Tequila"
TOWN & COUNTRY
"Top 5 Bottles to Buy Now"
THE WALL STREET
"World's Best"
MEN'S JOURNAL
WINNER
SAN FRANSICO WORLD SPIRITS COMPETITION
"The Extra Añejo of the Future"
COMPLEX
WINNER
SPIRITS OF THE AMERICAS
QUI
PLATINUM EXTRA AÑEJO TEQUILA

QUI is now ready to scale and the future is bright!

Tequila has a fast growing global market valued at approximately $10 billion, and an increasing number of consumers are gravitating towards premiumization.


QUI is one of the first brands with scale to focus solely on the aged tequila category
Tequila has a **fast growing global market**
Increasing number of consumers are gravitating toward premiumization

QUI has demonstrated our ability to win in limited markets and limited points of distribution, and is now ready to enter its next phase of growth on a larger scale. With this round of financing, QUI will increase points of distribution, continue to innovate by introducing new aged tequila products, cementing our footing in the aged tequila category. We also plan to increase digital marketing and in-person events to drive further awareness of QUI, and leverage the tremendous amount of press and awards the brand has received to date.

WHY INVEST

QUI Tequila is a one-of-a-kind brand with an established track record and a promising future!

As a leading super premium tequila brand focused exclusively on the aged tequila category, we are the first company to introduce a crystal-clear extra añejo to the market that we've seen. We already have an established track record of growth with over $17mm in sales since inception, and we have gained national recognition through publications in Men's Journal, Forbes, Wall Street Journal, and more.



> As a leading super premium tequila brand focused exclusively on the aged tequila category, **we are the first company to introduce a crystal clear extra anejo to the market that we've seen.**



There is a tremendous whitespace to expand our brand through additional points of distribution, new markets, line extensions and size offerings. Through equity crowdfunding, we are working to democratize ownership of our fast emerging brand, giving our thousands of loyal customers an opportunity to join us on this special journey as we grow into new markets across the world.

In the Press

Forbes | MEN'S JOURNAL | Robb Report | THE WALL STREET JOURNAL.

SHOW MORE

Meet Our Team



Peter Girgis

Co-Founder, President, and Director of Business Development

Pete has taken QUI from concept to a brand distributed in four markets nationally and thousands of cases per year in sales. QUI, now selling across four key markets nationally, has received accolades from Wall Street Journal, Men's Journal & Forbes.

With his JD/MBA and years of practicing law, Pete is able to navigate the complex alcohol beverage laws and create strategic partnerships that will take QUI to the next level.

Pete's passion for the liquor business started while running his dad's liquor store in New Jersey at a young age. This allowed him to develop operational experience and gain the perspective of liquor retailers, which he has applied as the driving force behind QUI's massive sales growth.



Medhat Ibrahim

Co-Founder, CEO, and Chairman

As Co-Founder and CEO of QUI Tequila, the world's first platinum extra-añejo tequila, Medhat Ibrahim has leveraged his business acumen and passion for tequila, more than 25 years in the making, to democratize the rare and highly coveted extra-añejo tequila category.

Since 1991, Medhat Ibrahim has been strategically shaping the landscape of New York City's restaurant and hospitality scene.

Ibrahim got started in New York studying Finance at NYU and went on to work with Citibank as VP of Latin American Corporate Finance in Mexico. This is where Ibrahim developed a passion for Mexico's rarest tequilas and first discovered tequila's true potential, rich history, and sophistication. An integral part of the Mexican lifestyle, the craft tequilas he experienced were made with 100% agave and aged carefully with developed flavor profiles perfect for sipping — a far cry from what was readily available in the U.S. at the time.

With QUI Tequila, Ibrahim insisted the team visit every distillery in the highlands of Jalisco, Mexico, a region known for its sweet agave plants. With a focus on the aged tequila category, they went on to tour more than 90 distilleries before arriving on the brand's signature flavor, aroma and smooth finish, and achieving his vision of making that rarest vintage of tequila – an extra añejo – accessible. Ibrahim next turned his passion for art and architecture into a stunning tequila bottle of his own design for QUI, a modern take on the timeless decanter. From creative positioning to branding and strategy, Ibrahim is now a driving force behind QUI Tequila's rapid growth in a changing spirit category.



Mike Keriakos

Co-Founder & Secretary of the Board

Mike Keriakos is a digital executive and entrepreneur with a proven track record of an IPO on the NYSE and Co-Founder of QUI Tequila. In 2015, he co-founded and became CEO of Curacity, a marketing technology and data analytics company at the intersection of the creator universe and the hospitality industry. Prior to that, Mike co-founded Everyday Health in 2002, and as its President, he led their M&A activities to expand its footprint and helped to increase ad revenue from $6 million to $130 million in seven years. He sat on the company's Board and saw it through its successful IPO on the NYSE in 2014.

Offering Summary

Company	:	Basha Holdings, LLC
Corporate Address	:	32 Ave of the Americas, 19th Floor, New York, NY 10013
Offering Minimum	:	$9,999.96
Offering Maximum	:	$1,069,995.72
Minimum Investment Amount (per investor)	:	$487.64

Terms

Offering Type	:	Equity
Security Name	:	Class D units
Minimum Number of Shares Offered	:	1,497
Maximum Number of Shares Offered	:	160,179
Price per Share	:	$6.68
Pre-Money Valuation	:	$45,010,715.08

**Maximum number of units offered subject to adjustment for bonus units. See bonus info below.*

Investment Incentives* ^

Time Based

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

Amount Based

Tier 1: $1,000 Perk: complimentary bottle of QUI platinum

Tier 2: $2,500 Perk: complimentary bottle of QUI Select

Tier 3: $7,500 Perk: complimentary bottle of QUI Rare 2009 Founders Reserve + 10% bonus units

**All perks occur when offering is complete.*

^ Subject to Inventory avaliability in your market.

The 10% Bonus for StartEngine Shareholders

Basha Holdings, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class D Units at $6.45 per unit, you will receive 110 unit of Class D Units, meaning you'll own 110 units for $645. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Exciting news!

2 days ago

Hey everyone, as we cross 30 days of the campaign being live we are excited to have already reached $620k in funding! Thanks to all who have participated thus far.

We are also thrilled to share that we just signed a contract for distribution with the largest distributor in the country - Southern Wine & Spirits - for distribution in the New York market. Southern will distributing QUI tequila in their craft wine & spirits division starting March 1. We are confident that our team working hand-in-hand with this distributor will grow QUI's presence at the top bars, restaurants and hotels across New York!

Cheers,

Medhat, Mike & Pete

New Milestone Reached!

9 days ago

We are thrilled to share that we've reached the $600k milestone and are now at over $616k invested to date in our first 27 days of the QUI equity crowdfunding campaign! Thanks to all who have participated, we are confident this momentum will continue through the finish line!

Cheers,

Medhat, Mike & Pete 🥃

3 Weeks and Going Strong!

14 days ago

Hey everyone, thank you to all who have supported QUI tequila's first ever equity crowdfunding campaign! We are thrilled to share that as of only three weeks live on the platform we have already crossed $588k in funding! Startengine has also featured QUI Tequila under their "most momentum" section. We are confident this momentum will continue and we will reach our funding target soon!

We are also excited to share that QUI Tequila is now the signature tequila cocktail at Nobu 57 in Manhattan. If you are in New York City stop in and try the Nobu Green Hornet Cocktail today!

Cheers,

Medhat, Mike.& Pete


NOBU

40% of goal reached in the first 48 hours!

about 1 month ago

THANK YOU!! Thank you to all who invested in QUI Tequila's first ever equity crowdfunding campaign! We are thrilled to have reached 40% of our goal in the first 48 hours since launch! We are excited to have you all as a part of our journey in bringing the finest aged tequila to market!

Cheers,

Medhat, Mike & Pete 🥃

END OF UPDATES

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James B. 23 INVESTMENTS a day ago
Very good news about the Southern Wine & Spirits distributor! Does this mean I will be able to pick up QUI in my local liquor store here in Northern NJ.
0 View 1 reply

Jacob L. 1 INVESTMENT 7 days ago
Hi Medhat, Mike and Pete - Congrats on money raised to date over $600k and adding new Nobu logos and having success in the NY market. Lots of hard work and efforts there. Two questions for you on forecast and GTM strategy.

1) What's modeled top line projections over next 3-5 years and
2) for GTM strategy any additional products in the roadmap such as RTD cocktails formats or strategy is focused on sell through of current product portfolio to restaurants/direct retail and suppliers?
0 View 1 reply

Timothy A. 8 days ago
Are there any bars in NYC serving this now?
0 View 1 reply

Denaya S. 10 days ago
As a female tequila connoisseur, this definitely piqued my interest. I would like to see the brand expanded and more available.
0 View 1 reply

R. C. 25 days ago
Female focus with ads like shown above seem contradictory. The media mentioned also are primarily male focused. How do you align your brands desire to attract female purchasers with very male focused advertising? I'm male, enjoy the product, and enjoy the ad visually. However, at no point do I see this meeting the goal of reaching the female audience.
0 View 1 reply

Chad B. a month ago
How do I find out in an investment I did has gone through.. I was trying to do the 1000. Tier.
0 View 1 reply

James B. 23 INVESTMENTS a month ago
Is there a rough estimate of sales in 2021? I understand that proper accounting statements may take some time, but an estimate of 2021 sales should already be known. I am sorry if I missed it somewhere.
0 View 2 replies

Kalen B. SE OWNER 8 INVESTMENTS a month ago
If females are your main consumer target market, it would be very helpful to have females in top leadership positions steering and advising. Is this the case and you have not listed here on the page or is this a male dominated company?
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hello, my name is Pete Girgis, Co-Founder and President of QUI Tequila.

QUI was born out of a frustration that the finest aged tequilas just weren't accessible. My partner, Medhat, had spent 25 years in New York City hospitality and loved introducing his clientele to the finest aged tequilas he had discovered years back in Mexico. It was a challenge, however, as they were typically sold for several hundred dollars a bottle. The big spirit companies had focused on the lesser aged tequilas as they were faster and easier to produce.

Medhat had also identified a gap in the tequila category. The female consumer had been neglected.

In 2012, Medhat, Mike, and I set set out to create QUI Tequila. Our mission was simple. To create one of a kind beautiful aged tequila at an accessible price. The taste profile and smoothness were inspired by the underserved female consumer.

We came to market with QUI Platinum Extra Anejo. Extra-añejo is tequila that is aged for at least three years in oak barrels creating a more complex and dimensional flavor profile than a blanco or reposado tequila. Beyond the aging process, we went one step further, applying a unique filtration technique, which created the first crystal clear extra anejo tequila.

We were able to bring QUI to market at $60 a bottle, while other similarly aged products were selling for $200 and up. Our laser-focused approach on creating only the best quality aged tequila allowed us to create this award-winning liquid at an accessible price.

In addition to winning the Gold Medal at the Spirits of the Americas competition, we've also been named as one of the best tequilas in the market by the Wall Street Journal, Forbes, Robb Report, and Men's Journal.

A special part of our process is that we only use the heart of each distillation for a purer liquid, and for that reason, we chose the name QUI. The heart of the word te-qui-la.

While most spirit brands are distributed nationally after 8 years, our philosophy has been one of controlled growth. Focusing on sell-through and success at the top 1% of bars and restaurants, while driving sales at key retailers in limited markets. Demonstrating proof of concept before scaling. We first launched the brand here in New York City, as we felt if we could make it here, we could make it anywhere.

Today, QUI is distributed in approximately 1,000 points of distribution across New York, Texas, and California at key accounts such as Nobu, Madison Square Garden, and major retailers such as BevMo, Total Wine, Twin Liquors, Specs, and retailers at Costco. We are proud to have reached over $17 million in sales since inception and more than 500 five star reviews online. We are now ready to scale.

Last year was a pivotal year for us. We launched our second product QUI Rare - a one of a kind 12-year extra anejo tequila at $400 a bottle. In a short period, we sold out of all 2,000 bottles of our limited release.

We also accelerated digital marketing of QUI Tequila, which generated over 10,000 purchases online and almost $2M in sales to our retailers.

Our vision is to continue innovation within the aged tequila category by introducing new aged offerings to our consumers such as our new 7-year QUI Select launching in August 2021.

While the tequila market is competitive, there is huge potential for QUI. In 2020, high end and super premium tequila category saw the fastest growth in the already booming tequila market. Consumers are eager for one-of-a-kind aged tequila at an accessible price point, and QUI is ready to pour them a glass.

We are confident that with the successful playbook we've developed over the past eight years combined with the appropriate capital, we can scale in key cosmopolitan markets across the world and cement our leadership of the aged tequila category.

We hope you'll join us on our journey and become a part of QUI family.

Salute.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.